Exhibit 99.1

Company Contact: Katia Fontana Vice President and Chief Financial Officer (514) 397-2592 For all press and media inquiries, please contact: Press@birks.com

BIRKS GROUP INC. ANNOUNCES NEW LEADERSHIP

Montreal, Quebec. August 26, 2025 - Birks Group Inc. (the “Company” or “Birks Group”) (NYSE American: BGI), today announced that Jean-Christophe Bédos, the Company’s President and CEO and Director, is stepping down from his role, effective August 29, 2025. He will continue to support the Company in an advisory capacity during the leadership transition. The decision comes as the Company repositions itself for stability and long-term growth.

An executive search for a new President and CEO will take place in due course. In the interim, Mr. Niccolò Rossi di Montelera, in addition to being the Company’s Executive Chairman of the Board, was appointed as Interim CEO. Mr. Rossi di Montelera was elected to the Company’s Board of Directors in September 2010 and has served as Vice-Chairman of the Company’s Board of Directors from June 2015 until being appointed Executive Chairman of the Board in January 2017. In addition, Mr. Davide Barberis Canonico, a member of the Company’s Board of Directors, was appointed Interim President and Chief Operating Officer. With 12 years of service on the Company’s Board of Directors, Mr. Barberis Canonico brings extensive leadership experience, having held CEO roles at several companies. Mr. Barberis Canonico will assume day-to-day leadership responsibilities.

Mr. Niccolò Rossi di Montelera, Executive Chairman of the Board, commented: “On behalf of the entire Board, I would like to thank Jean-Christophe for his leadership and dedication during his 13 years with Birks Group. Under Jean-Christophe’s leadership, the Company developed the Birks product brand, developed partnerships with renowned global brands and was able to navigate through some difficult times, including the Covid-19 pandemic.” Mr. Rossi di Montelera further commented: “We are grateful for Jean-Christophe’s dedication throughout his 13-year tenure. A leadership transition is an important step as we refocus the Company’s priorities.” Mr. Rossi di Montelera said: “I would also like to thank Jean-Christophe for deciding to stay on as an advisor. This continuity will help ensure a smooth transition and allow the Company to move forward with confidence and clarity.”

“It has been an honour to serve as President and CEO of Birks Group. I would like to thank the Rossi di Montelera family, as well as the Board of Directors and every employee of the Company for their trust and their support over the last 13 years,” said Mr. Bédos. “Leading Birks Group through both successes and challenges has been a deeply meaningful experience. I am proud of the team’s commitment and resilience and what the team has accomplished over the last 13 years, including during some challenging periods. I remain confident in the team’s ability to steer the Company toward a stronger future.” Mr. Bédos continued, “While Birks Group has faced important industry challenges and softer-than-expected performance in recent years, the Company remains committed to operational discipline, excellent client service and value creation for its shareholders. After careful reflection, I believe the time is right for a leadership transition and I look forward to continuing to support the Company in an advisory role as it enters a new phase.”

Mr. Barberis Canonico commented: “I am honoured and grateful to the Board of Directors for the opportunity to lead the Company. I would also like to thank Jean-Christophe for his dedication over the past 13 years. I look forward to working closely with our teams to drive improved performance through a disciplined focus on operational excellence and delivering exceptional value to our clients.”

About Birks Group Inc.

Birks Group is a leading designer of fine jewelry and an operator of luxury jewelry, timepieces and gifts retail stores in Canada. The Company operates 17 stores under the Maison Birks brand in most major metropolitan markets in Canada, one retail location in Montreal under the Birks brand, one retail location in Montreal under the TimeVallée brand, one retail location in Calgary under the Brinkhaus brand, one retail location in Vancouver under the Graff brand, one retail location in Vancouver under the Patek Philippe brand, four retail locations in Laval, Ottawa and Toronto under the Breitling brand, four retail locations in Toronto under the European Boutique brand, one retail location in Toronto under the Omega brand and one retail location in Toronto under the Montblanc brand. Birks was founded in 1879 and has become Canada’s premier designer and retailer of fine jewelry, timepieces and gifts. Additional information can be found on Birks’ web site, www.birks.com.

Forward Looking Statements

This press release contains forward- looking statements which can be identified, for example, by their use of words such as “plans,” “expects,” “believes,” “will,” “anticipates,” “intends,” “projects,” “estimates,” “could,” “would,” “may,” “planned,” “goal,” and other words of similar meaning. All statements that address expectations, possibilities or projections about the future, including without limitation, statements about anticipated economic conditions, generation of shareholder value, and our strategies for growth, performance drivers, expansion plans, sources or adequacy of capital, expenditures and financial results are forward-looking statements.

Because such statements include various risks and uncertainties, actual results might differ materially from those projected in the forward- looking statements and no assurance can be given that the Company will meet the results projected in the forward-looking statements. Accordingly, the reader should not place undue reliance on forward-looking statements. These risks and uncertainties include, but are not limited to the following: (i) a decline in consumer spending or deterioration in consumer financial position; (ii) economic, political and market conditions, including the economies of Canada and the U.S. and the influence of inflation on consumer spending, which could adversely affect the Company’s business, operating results or financial condition, including its revenue and profitability, through the impact of changes in the real estate markets, changes in the equity markets and decreases in consumer confidence and the related changes in consumer spending patterns, the impact on store traffic, tourism and sales as well as the recently imposed tariffs (and retaliatory measures), possible changes therefrom and other trade restrictions; (iii) the impact of fluctuations in foreign exchange rates, increases in commodity prices and borrowing costs and their related impact on the Company’s costs and expenses; (iv) the Company’s ability to maintain and obtain sufficient sources of liquidity to fund its operations, to achieve planned sales, gross margin and net income, to keep costs low, to implement its business strategy, maintain relationships with its primary vendors, to source raw materials, to mitigate fluctuations in the availability and prices of the Company’s merchandise, to compete with other jewelers, to succeed in its marketing initiatives (including with respect to Birks branded products), and to have a successful customer service program; (v) the Company’s plan to evaluate the productivity of existing stores, close unproductive stores and open new stores in new prime retail locations, renovate existing stores and invest in its website and e-commerce platform; (vi) the Company’s ability to execute its strategic vision; (vii) the Company’s ability to invest in and finance capital expenditures; (viii) the Company’s ability to maintain its listing on the NYSE American exchange or to list its shares on another national securities exchange; (ix) the Company’s ability to continue as a going concern; and (x) the Company’s ability to identify a new President and CEO.

Information concerning the above and other risk factors that could cause actual results to differ materially is set forth under the captions “Risk Factors” and “Operating and Financial Review and Prospects” and elsewhere in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 25, 2025 and subsequent filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.